                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                          TRANSKARYOTIC THERAPIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, $0.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   893735-10-0
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 9, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 893735-10-0                                         Page 2 of 23 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                3,037,500

                      --------- ------------------------------------------------
      NUMBER OF          8      SHARED VOTING POWER
       SHARES
    BENEFICIALLY
    OWNED BY EACH     --------- ------------------------------------------------
      REPORTING          9      SOLE DISPOSITIVE POWER
       PERSON
                                3,037,500

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER


----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,037,500

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.8%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 893735-10-0                                         Page 3 of 23 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                38,667

                      --------- ------------------------------------------------
      NUMBER OF          8      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                3,214,476
    OWNED BY EACH     --------- ------------------------------------------------
      REPORTING          9      SOLE DISPOSITIVE POWER
       PERSON
                                38,667

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,214,476

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,253,083

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.6%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 893735-10-0                                         Page 4 of 23 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORT PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           E.M. Warburg, Pincus & Co., LLC                      I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           N/A

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
      NUMBER OF          8      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                3,253,083
    OWNED BY EACH     --------- ------------------------------------------------
      REPORTING          9      SOLE DISPOSITIVE POWER
       PERSON
                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,253,083

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           3,253,083

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.6%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO

---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPEP and WP, the "Reporting Entities"). This Schedule 13D relates to the common shares, par value $0.01, of Transkaryotic Therapies, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share. The holdings of Common Stock of WP and EMW in this Schedule 13D include certain shares of Common Stock which may be deemed to be beneficially owned by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI"), Warburg, Pincus Netherlands Equity Partners II, C.V. ("WPNEPII") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI, WPNEPII and WPEP, the "Investors"). WP, EMW and the Investors are referred to herein as the "Group Members."

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 195 Albany Street, Cambridge, MA 02139.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Entities. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each of the Investors is WP. EMW manages each of the Investors. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. The general partners of WP and the members of EMW are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of each of the Investors is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of each of the Investors, Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., Warburg, Pincus Ventures International, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of each of the Investors, Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., Warburg, Pincus Ventures International, L.P. and Warburg, Pincus Capital Company, L.P.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except for WPNEPI, WPNEPII, WPNEPIII, which are organized under the laws of The Netherlands and except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     The total amount of funds required by the Investors to purchase the securities of the Company as described herein was US$90,000,000, and was furnished from the working capital of the Investors.

Item 4. Purpose of Transaction.

     The purchases by the Investors of the securities of the Company as described herein were effected because of the Reporting Entities' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Subject to the terms of the Standstill Provision (as defined below) and depending on prevailing market, economic and other conditions, the Reporting Entities may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning further acquisitions of shares of the Company or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, and subject to the Standstill Provision (as defined below) may decide at any time to increase or to decrease the size of their investment in the Company.

                              AGREEMENT TO PURCHASE
                     SERIES A PREFERRED SHARES AND WARRANTS

     On May 18, 2000, the Investors entered into a Stock Purchase Agreement with the Company (the "Purchase Agreement"), attached hereto as Exhibit 2, pursuant to which the Company agreed to issue and sell and the Investors agreed to purchase an aggregate of 10,000 shares of Series A Convertible Preferred Shares (the "Series A Preferred Shares")1 at $10,000 for each Series A Preferred Share. On June 9, 2000, pursuant to the terms of the Purchase Agreement, the first 9,000 of such Shares were sold to the Investors. Each Series A Preferred Share is convertible into Common Stock at a conversion price of $28.00 per share and at a conversion rate of 357.142857 shares of Common Stock for each Series A Preferred Share converted. The conversion price and conversion rate are subject to certain adjustments as set forth in the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Stock of Transkaryotic Therapies, Inc. (the "Certificate of Designations"), attached hereto as Exhibit 3.

----------

1 The Purchase Agreement provides for 9,000 Series A Preferred Shares to be purchased within three days after the expiration of the waiting period under the Hart Scott Radino Antitrust Improvements Act of 1976, as amended. The additional 1,000 Series A Preferred Shares will be purchased within three days after the Company's Annual Meeting of Stockholders scheduled for June 15, 2000.

     The Company may, at its option, redeem all (but not less than all) of the Series A Shares any time after December 15, 2000, if the average closing price of the Common Stock for any twenty consecutive trading days ending within twenty business days of the date on which notice of redemption is given is at least $35.00. The Company must provide thirty days written notice of such redemption to the holders of the Series A Preferred Shares.

     As set forth in the Certificate of Designations, Holders of Series A Preferred Shares are entitled to vote such Shares, together with the holders of Common Stock as a single class, on an as converted basis with respect to all matters. In addition, the Company will not, without the affirmative vote of the holders of a majority of the outstanding Series A Preferred Shares, authorize additional Series A Preferred Shares or any other series of shares that would materially and adversely affect the Series A Preferred Shares.

     Standstill Provision. Under the Purchase Agreement, each of the Investors has agreed that it will not, for a period of five years, acquire beneficial ownership of any Common Stock if, after giving effect to such acquisition or substantially contemporaneous acquisitions by any affiliates, the aggregate beneficial ownership of all the Investors and their affiliates would exceed 30% of the then outstanding Common Stock (assuming full conversion of all Series A Preferred Shares). This provision, referred to herein as the "Standstill Provision," does not restrict the ability of any Investor or any affiliate of any Investor to convert the Series A Preferred Shares.

     Board Representation. The terms of the Series A Preferred Shares, as set forth in the Certificate of Designations, provide for the holders of such shares to elect one member to the Board, voting separately as a class. This provision shall remain in effect for so long as at least 90% of the Series A Preferred Shares issued pursuant to the Purchase Agreement remain outstanding. The Purchase Agreement provides that the Company will use its best efforts to nominate and effect the election as directors of two individuals designated by the Investors and acceptable to the Company's Board acting in good faith for so long as the Investors own at least 20% of the outstanding shares of Common Stock (including stock issuable upon conversion of the Series A Preferred Shares) and one such director for so long as the Investors own at least (a) 10% of the outstanding Common Stock or (b) 90% of the Series A Preferred Shares or shares of Common Stock issued on conversion of the Series A Preferred Shares. A director elected separately by the holders of the Series A Preferred Shares voting as a class will be deemed a director satisfying this provision of the Purchase Agreement.

     The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is set forth as Exhibit 2 and is incorporated herein by reference.

     Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Entities beneficially own shares of Common Stock of the Company by virtue of their ownership of shares of Common Stock and Series A Preferred Shares, which are convertible into shares of Common Stock. As of June 9, 2000, WP and EMW each beneficially owned 3,253,083 shares of Common Stock. Also as of this date, WPEP beneficially owned 3,037,500 shares of Common Stock. Of the shares beneficially owned by WP and EMW, 176,786 shares represent the aggregate shares of Common Stock beneficially held by WPNEPI, WPNEPII and WPNEPIII and 191 shares represent the shares of Common Stock held by Warburg, Pincus Capital Company, L.P. ("WPCC"). By reason of WP's and EMW's respective relationships with the Investors and WPCC, under Rule 13d-3 under the Exchange Act, WP and EMW may be deemed to own beneficially all of the shares of Common Stock which are beneficially owned by these entities.

     Assuming full conversion of the corresponding Series A Preferred Shares, as of June 9, 2000, the 3,253,083 shares of Common Stock beneficially held by the Reporting Entities represented approximately 12.6% of the sum of the outstanding shares of Common Stock (based on the 22,683,306 shares of Common Stock outstanding as of April 21, 2000, as set forth in the Company's definitive Proxy Statement for its Annual Meeting of Stockholders on June 15, 2000) together with the 3,214,285 shares of Common Stock issuable upon conversion of the Series A Preferred Shares held by the Reporting Entities. Assuming full conversion of the corresponding Series A Preferred Shares, as of June 9, 2000, the 3,037,500 shares of Common Stock beneficially held by WPEP represented approximately 11.8% of the sum of 3,057,500 and the 22,683,306 outstanding shares of Common Stock.

     As of June 9, 2000, assuming full conversion of the Series A Preferred Shares, WPNEPI, WPNEPII and WPNEPIII held beneficial ownership of an aggregate of 176,786 shares of Common Stock, which is 0.7% of the sum of 176,786 and 22,683,306.

     (b) WPEP has beneficial ownership over 3,037,500 shares of Common Stock. WPNEPI, WPNEPII and WPNEPIII have beneficial ownership of an aggregate of 176,786 shares of Common Stock. WPEP, WPNEPI, WPNEPII and WPNEPIII each share voting power and dispositive power over their holdings of such shares with EMW and WP.

     (c) Except for securities acquired pursuant to the Purchase Agreement, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     A Stock Purchase Agreement by and among the Investors and the Company was entered into on May 18, 2000 and is described herein in Item 4, supra. In connection with this transaction, a Registration Rights Agreement was also entered into by these parties on that date. This Agreement contains standard provisions found in agreements of such type, including "demand" and "piggyback" registration rights. It requires the Company to effect two registrations of the Common Stock received upon conversion of the Shares (or three registrations upon Form S-3).

     The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is set forth as Exhibit 4.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of July 22, 1999, by and among the Reporting Entities.

     2. Stock Purchase Agreement, dated as of May 18, 2000, by and among the Investors and the Company.

     3. Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Convertible Preferred Shares of Transkaryotic Therapies, Inc.

     4. Registration Rights Agreement, dated as of June 9, 2000, by and among the Investors and the Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2000                    WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                            By: /s/ Stephen Distler
                                                ------------------------------
                                                Stephen Distler
                                                Partner


Dated: June 16, 2000                    WARBURG, PINCUS & CO.

                                        By: /s/ Stephen Distler
                                            ------------------------------
                                            Stephen Distler
                                            Partner


Dated: June 16, 2000                    E.M. WARBURG, PINCUS & CO., LLC

                                        By: /s/ Stephen Distler
                                            --------------------------
                                            Stephen Distler
                                            Member